Exhibit 2.2

AMENDMENT TO STOCK PURCHASE AGREEMENT

This Amendment to Stock Purchase Agreement (this “Amendment”) is made as of September 6, 2017, by and among Algeco Scotsman Global S.à r.l., a Luxembourg société à responsabilité limitée (“Algeco Global”), Algeco Scotsman Holdings Kft., a Hungarian limited liability company (“Algeco Holdings” and together with Algeco Global, each a “Seller” and, collectively, the “Sellers”), Double Eagle Acquisition Corp., a Cayman Islands exempted company (the “Parent Acquiror”), and Williams Scotsman Holdings Corp., a Delaware corporation (the “Holdco Acquiror” and together with the Parent Acquiror, collectively, the “Acquirors”). The Sellers and the Acquirors are referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, the Parties entered into that certain Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of August 21, 2017, pursuant to which, subject to the satisfaction or waiver of certain conditions set forth therein, the Holdco Acquiror will purchase from the Sellers, and the Sellers will sell to the Holdco Acquiror, all of the issued and outstanding shares of common stock of Williams Scotsman International, Inc. for an aggregate purchase price of $1.1 billion; and

WHEREAS, the Parties desire to amend the Stock Purchase Agreement with respect to the payment of the purchase price as provided below.

NOW, THEREFORE, in consideration for the premises and mutual covenants, representations, warranties and agreements hereinafter set forth, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.	Defined Terms. Capitalized terms used in this Amendment and not otherwise defined shall have the meanings specified in the Stock Purchase Agreement.

2.	Amendment to Stock Purchase Agreement. The first sentence of Section 2.02 of the Stock Purchase Agreement is hereby amended and restated as follows:

“The aggregate purchase price for the Shares is $1.1 billion (which amount is inclusive of the amounts required to pay third party and intercompany indebtedness as of the Closing as contemplated by Section 2.03(a)(i)(x) and (y)), of which $1.0215 billion shall be paid in cash to the Sellers and directly to repay indebtedness as contemplated by Section 2.03(a)(i)(x) and (y) (the “Cash Consideration”) and the remaining $78.5 million shall be paid in the form of ten (10) shares of common stock, par value $0.0001 per share (the “Holdco Common Stock”), of the Holdco Acquiror (the “Stock Consideration” and together with the Cash Consideration, the “Purchase Price”), which shares shall represent 10% of the Holdco Common Stock on a fully diluted basis as of the Closing.”

3.	Effects of Amendment. As of and after the date hereof, each reference in the Stock Purchase Agreement to “this Agreement,” “hereunder,” “herein,” “hereby,” or words of like import referring to the Stock Purchase Agreement, and each reference to the Stock Purchase in the exhibits and schedules thereto, shall mean and be a reference to the Stock Purchase Agreement as amended by this Amendment. Except as specifically amended by this Amendment, each term, provision and condition of the Stock Purchase Agreement survives, remains and shall continue in full force and effect.

4.	Counterparts. This Amendment may be executed manually or by facsimile or pdf by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties.

5.	Entire Agreement. This Amendment, together with the Stock Purchase Agreement (including the Seller Disclosure Schedules and the Acquiror Disclosure Schedules) and the Ancillary Agreements constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

6.	Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflict of laws principles that would result in the application of the Law of any other jurisdiction.

IN WITNESS WHEREOF, the Sellers and the Acquirors have caused this Amendment to be executed by their respective officers thereunto duly authorized as of the date first written above.

ALGECO SCOTSMAN GLOBAL S.À R.L.

By: /s/ Diarmuid Cummins

Name: Diarmuid Cummins

Title: Chief Executive Officer

ALGECO SCOTSMAN HOLDINGS KFT.

By: /s/ Kakuk Bela

Name: Kakuk Bela

Title: Managing Director

DOUBLE EAGLE ACQUISITION CORP.

By: /s/ Jeff Sagansky

Name: Jeff Sagansky

Title: President and Chief Executive Officer

WILLIAMS SCOTSMAN HOLDINGS CORP.

By: /s/ Jeff Sagansky

Name: Jeff Sagansky

Title: President and Chief Executive Officer